The Vanguard Group, Inc. maintains a $350 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a two-year term beginning August 1, 1998, with an annual premium of $947,575. The premium was paid in full in September 1998.